SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 29, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO PAPER CONCLUDES AN AGREEMENT TO OUTSOURCE ITS KARHULA, FINLAND PRODUCTION

SIGNATURES

Date     December 29, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO PAPER CONCLUDES AN AGREEMENT TO OUTSOURCE ITS KARHULA, FINLAND PRODUCTION

(Helsinki, Finland, December 29, 2004) – Metso Corporation (NYSE: MX; OMX: MEO)
As a part of Metso Paper’s program to renew its business concept and to streamline its cost structure, which was launched in June 2004, Metso Paper has reviewed alternatives for its Karhula, Finland, production unit.

Based on this, Metso Paper has today concluded an agreement to sell its production operations in Karhula to Mesera Works Oy. According to the agreement, 105 workers will transfer as existing employees to Mesera Works on January 1, 2005. Additionally, a letter of intent concerning the sale of the land area and the buildings in Karhula to a company called Kiinteistö Oy Karhulan Levyhalli has been concluded today. The parties have agreed not to disclose the transaction prices. The transactions will not have a material effect on Metso’s 2004 fourth quarter results.

In addition, Metso Paper has today concluded an agreement with Etteplan Oyj, according to which six Karhula employees involved in the mechanical development of headboxes will transfer to Etteplan as existing employees.

Metso Paper will continue in Karhula with operations relating to paper machine renewals and process improvements.

Mesera Yhtiöt Oy is a Finnish contract manufacturer for metal industry machine and equipment suppliers. Its net sales are approximately EUR 40 million, and it employs approximately 330 people.

Etteplan Corporation is one of the leading Finnish companies in high-quality industrial design and expert services. Its net sales in 2003 were EUR 50.7 million, and it employed approximately 1,000 people.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 23,000 employees in over 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Jorma Lusma, Senior Vice President, Production Operations Development, Metso Paper, tel. +358 204 84 27001
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.